SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a or 15d-16

of the Securities Exchange Act of 1934

Press Release Issued on February 25, 2003

EuroTel Bratislava, a.s.

(Exact English name of co-registrant and parent guarantor as specified in its Articles of Association)

Vajnorská 100/A

831 03 Bratislava

Slovak Republic

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

        Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

(N/A)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

(N/A)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82-(N/A)

EuroTel Bratislava Reports Strong EBITDA for 2002

Net Income up 91%

•	Revenues increased 14.5% to Sk9.1 billion in 2002

•	EBITDA increased 21% in 2002 to Sk3.2 billion

•	EBITDA margin increased to 34.6% in 2002, compared to 32.7% in 2001

•	Net income rose 91% to Sk586 million

•	1,298,462 mobile customers at the end of 2002, a 27.1% increase over 2001

Slovakia, Bratislava, February 25, 2003 — EuroTel Bratislava a.s. (“EuroTel,” the “Company,” or “we”), a leading telecommunications company in the Slovak Republic, today announced that it ended 2002 with 1,298,462 customers, a 27.1% increase compared to the customer count at the end of December 31, 2001.

EuroTel reported earnings before interest, taxes, depreciation and amortization (EBITDA) of Sk3,159 million (Euro 75.7(1) million) for 2002, a 21.0% improvement over EBITDA of Sk2,612 million (Euro 61.1 million) for 2001. The Company’s EBITDA margin (EBITDA divided by total revenues) came out to 34.6% in 2002, as compared to 32.7% in 2001.

Net customer additions for the year 2002 were 277,167, a 46.1% decrease over the 513,920 net customer additions in the same period of last year. EuroTel estimates the mobile penetration in Slovak Republic to be approximately 56% at the end of 2002.

EuroTel’s CEO Robert Chvátal said: “In 2002, we have witnessed strong growth of the mobile market although the pace decelerated compared to the previous year. More importantly, EuroTel reaffirmed its technological edge in the Slovak market by introducing High Speed Data and GPRS as well as picture messaging via MMS. Data revenue, including SMS revenue, accounted for almost 10% of our customers’ average revenue per user (ARPU) in fourth quarter 2002 and we believe that revenue growth from data services will be the fastest growing element of overall ARPU in the future.”

“We have experienced a slowdown in take rate of total market net additions during first half of 2002, but we had a very strong Christmas season, during which we believe our share of the total net additions exceeded our market share. EuroTel’s new image campaign launched at Christmas, as well as our introduction of the “Get More” concept in 2002 has improved customer loyalty of EuroTel’s higher usage customers. This new concept and the innovations of pricing plans we recently introduced in the prepaid segment positions us very well vis-à-vis our competition”, added Robert Chvátal.

Ivan Bošňák, EuroTel’s Chief Financial Officer, noted: “In the last twelve months, EuroTel has delivered strong growth to its investors and improved margins as well as net income. We believe the prepaid ARPU hit the bottom in the first quarter of 2002 and we aim for

(1)	Unless otherwise noted, all monetary figures are in Slovak Crowns (Sk).
At December 31, 2002, Euro 1 = Sk41.722. At December 31, 2001, Euro 1 = Sk42.760.
(Source: National Bank of Slovakia) Euro amounts are presented as convenience translations only.

revenue growth in 2003. We also remain committed to strong cost control and will continue our efforts to increase EuroTel’s market share and improve margins.”

“In 2002, certain risks related to the environment in which we operate reduced as we went through a successful UMTS licensing process and the Slovak republic recently witnessed election results which we believe will foster a positive business climate.” added Ivan Bošňák.

Operating Performance

As of the fourth quarter of 2002, we revised our definition of prepaid customers to include all customers with a valid SIM card, irrespective of whether they have credit remaining in their prepaid accounts. This change refines the reported number of churned customers and further improves transparency and comparability of our financial data with that reported by other wireless operators. Prior to this refinement, our total number of prepaid customers consisted only of those customers who maintained a credit in their prepaid account and, therefore, were able to make outgoing calls. Customers with a valid SIM card but no remaining credit in their prepaid account, a situation that only allowed incoming calls and SMS, were treated as churned.

The new definition of prepaid customer emphasizes the correlation between the lifespan of each of our prepaid calling plans and the churn rate attributable to that plan. As a result of this change, the total number of prepaid customers we reported increased by 88,449 in the fourth quarter of 2002. Although this increase dilutes the average revenue per prepaid customer, it has no effect on our overall financial results.

To give you a better understanding of the effect of the change in the definition of prepaid customers, we provide below in the “Operating Highlights” of this document the number of prepaid customers for various periods in each of the past three years, both as previously reported and as updated based on the new definition.

EuroTel’s 21.3% increase in mobile service revenues for the year 2002 as well as the 17.4% increase in the fourth quarter of 2002 over the same period of 2001 was primarily driven by strong growth of both postpaid and prepaid customers.

Postpaid ARPU decreased from Sk1,882 in 2001 to Sk1,650 in 2002 and prepaid ARPU decreased from Sk285 to Sk225 during the same period. The blended ARPU decreased from Sk746 in 2001 to Sk564 in 2002 as the Company penetrated the broader consumer market with a 25.9% increase in prepaid customers since December 31, 2001. In fourth quarter 2002 alone, EuroTel experienced an 8.7% increase in its prepaid customer base.

Prepaid ARPU decreased from Sk254 in the fourth quarter of 2001 to Sk242 in the same period of 2002. Postpaid ARPU decreased from Sk1,877 to Sk1,603 during the same period.

As of December 31, 2002, the Company had 1,298,462 mobile customers, comprised of 297,416 GSM postpaid subscribers, 991,284 GSM prepaid customers and 9,762 NMT subscribers. This represents increase of 27.1% from the 1,021,295 total mobile customers the Company had at December 31, 2001.

Total revenues, including revenues related to mobile equipment and other sales, as well as revenues from managed data network services, increased by 10.0% to Sk2,508 million in the fourth quarter of 2002 as compared to the same period of 2001. Our cost of sales and services for the fourth quarter of 2002 increased by 2.8% to Sk1,167 million; the mobile service cost of sales went up by 22.6% while cost of mobile equipment and other cost of sales decreased by 10.9%.

Fourth quarter 2002 gross profit increased by 17.2% to Sk1,341 million. Gross profit margin for the period increased to 53.5%, from 50.2% in the fourth quarter of 2001. This increase in gross profit margin was mainly due to higher revenues from mobile services as a result of the increased customer base. Prepaid acquisition costs per customer addition declined to Sk555 in the fourth quarter of 2002 from Sk749 in the same period of 2001. Postpaid acquisition cost per customer addition increased to Sk4,125 from Sk3,534 over the same period.

For the year ended December 31, 2002, revenues increased by 14.5% to Sk9.1 billion and cost of sales increased by 11.5% to Sk4.0 billion. Gross profit increased by 16.9% to Sk5.1 billion in the same period. Gross margin increased to 56.1%, from 55.0% in the year ended December 31, 2001, as a result of controlled acquisition costs.

The Company reported an operating profit of Sk220 million for the fourth quarter of 2002, compared with an operating profit of Sk286 million for the same period of the previous year. The decrease in operating profit was primarily due to the higher advertising expense and higher depreciation and amortization incurred in the fourth quarter of 2002.

The Company incurred finance costs of Sk138 million in the fourth quarter of 2002, as compared to finance costs of Sk119 million in the fourth quarter of 2001. This increase in finance cost was primarily due to lower foreign exchange gains and lower interest income, offset however, by lower arrangement fees. Foreign exchange gains in the fourth quarter are the result of the appreciation of the Slovak Crown against the Euro, which is the currency in which all our borrowings are denominated. The interest expense on borrowings and arrangement fees declined in the fourth quarter of 2002 compared to the same period of 2001, as a consequence of our repurchase of Euro 15 million in Senior Guaranteed Notes in September and October of 2001, as further detailed below.

EuroTel recorded a net income of Sk52 million in the fourth quarter of 2002, as compared with a net income of Sk108 million in the fourth quarter of 2001. For the year ended December 31, 2002, EuroTel experienced a net income of Sk586 million, as compared to a net income of Sk307 million for the year ended December 31, 2001.

Financial Condition

Debt.    Gross debt as of December 31, 2002 totaled Sk6.7 billion (Euro 160 million), which consisted of the Senior Guaranteed Notes due 2007.

On March 23, 2000, the Company’s financing subsidiary, Slovak Wireless Finance Company B.V., issued seven-year Senior Guaranteed Notes at a coupon rate of 11.25% for total gross proceeds of Euro 175 million. Euro 90.5 million of the proceeds were used to pay down then-existing bank debt. The remaining net proceeds were and currently continue to be used to fund network expansions, customer acquisitions, UMTS license costs and general corporate purposes.

In April 2001, the Company finalized an increase in ordinary share capital by capitalizing all outstanding shareholder loans and accrued interest in an aggregate value of Sk3,059 million.

During the second half of 2001, EuroTel repurchased Euro 15 million of the Senior Guaranteed Notes in a series of open-market transactions for a total net consideration of Sk687 million. As a result, EuroTel’s gross debt decreased to Euro 160 million as of October 31, 2001.

Capital Expenditures.    EuroTel invested Sk1,016 million in property, plant and equipment in the fourth quarter of 2002, up from Sk630 million in the same period of the previous year. The increase primarily reflects expansion in mobile service coverage in selected locations as well as the capacity added to better serve our growing customer base. Total capital expenditure for 2002 reached Sk2,887 million, an increase of Sk1,240 million over 2001. In addition, in December 2002, EuroTel paid an installment of Sk999 million for the UMTS license on which it had bid, bringing the total fee paid to date for the UMTS license to Sk1.5 billion.

Liquidity.    During the fourth quarter of 2002, the Company funded its operations, capital expenditures and handset purchases with internally generated cash flow as well as a portion of the proceeds from its March 2000 bond offering. Cash on hand at the end of the quarter was Sk860 million. Short term investments were maintained at Sk1,676 million. In the fourth quarter of 2002, the Company generated negative free cash flow of Sk1,228 million (net cash from operating activities and from disposal of property and equipment less capital expenditure and the UMTS license payment), as compared to positive free cash flow of Sk200 million in the same period of the previous year. This was mainly attributable to the payment of the Sk999 million installment for the UMTS license as well as higher capital expenditure.

Other Developments

MOBILVISION.    On October 16, 2002, EuroTel launched the streaming live TV broadcast of the local news television channel TA3 directly to mobile handsets. This on-line broadcast is part of a new EuroTel project “MOBILVÍZIA” / “MOBILVISION”, which is intended to provide clients with several attractive alternatives of on-line and off-line video as well as audio transmissions.

SMS News.    On November 29, 2002, EuroTel launched a new service called “SMS news”, in cooperation with the SITA press agency. The service provides our customers with up to 40 SMS containing up-to-date information on latest developments in the domestic and international fronts as well as economic and sport news.

E-ZONES.    Since December 9, 2002, EuroTel replaced its existing Internet portal (www.sity.sk) and its WAP portal with a portal called “E-zones”. E-zones offers our customers a more attractive and user-friendly design, a joint menu for WEB and WAP services, improved SMS and MMS functionality, and increased functionality and content on every page.

Operating Highlights

	Fourth Quarter
	2002	2001	% Change
	Slovak Crowns (in 000s)
Revenues	2,507,641	2,278,929	10.0%
Gross Margin	1,340,625	1,144,022	17.2%
EBITDA	823,242	683,626	20.4%
Operating Profit	220,210	286,478	(23.1)%
Net Income	52,379	107,989	(51.5)%

	Fourth Quarter
	2002	2001	% Change
Total Mobile Customers	1,298,462	1,021,295	27.1%
Net Mobile Customer Additions	99,885	162,730	(38.6)%
Average Monthly Churn	1.98%	0.89%	122.5%
Average Monthly billable MOU per Subscriber	84	99	(15.2)%
Monthly ARPU	Sk568	Sk647	(12.5)%
Ending Number of Employees*	1,156	1,025	12.8%

*	Includes both full-time and temporary employees expressed as number of full-time equivalent employees, based on a 40 hour work week.

	Twelve Months
	2002	2001	% Change
	Slovak Crowns (in 000s)
Revenues	9,143,559	7,988,790	14.5%
Gross Margin	5,130,303	4,390,394	16.9%
EBITDA	3,159,393	2,611,744	21.0%
Operating Profit	1,333,967	1,125,658	18.5%
Net Income	585,575	307,144	90.7%

	Twelve Months
	2002	2001	% Change
Total Mobile Customers	1,298,462	1,021,295	27.1%
Net Mobile Customer Additions	277,167	513,920	(46.1)%
Average Monthly Churn	1.63%	0.90%	81.1%
Average Monthly billable MOU per Subscriber	82	110	(25.5)%
Monthly ARPU	Sk564	Sk746	(24.4)%
Ending Number of Employees*	1,156	1,025	12.8%

*	Includes both full-time and temporary employees expressed as number of full-time equivalent employees, based on a 40 hour work week.

Our updated operational information for the following prior periods is:

	1Q01		2Q01		3Q01
	Reported	Updated	Reported	Updated	Reported	Updated
Total Mobile Customers	560,532	583,138	664,555	699,424	803,638	858,565
Number of Prepaid Customers	361,273	383,879	458,743	493,612	589,498	644,425
Net Mobile Customer Additions	67,500	75,763	104,023	116,286	139,083	159,141
Market Share	—	—	—	—	44%	46%
Market Penetration	—	—	—	—	33%	34%
Average Monthly Churn Rate
Postpaid	1.72%	1.72%	1.42%	1.42%	1.48%	1.48%
Prepaid	1.40%	0.52%	1.83%	0.78%	2.16%	0.81%
Blended	1.52%	0.96%	1.70%	0.98%	1.96%	0.99%
Average Monthly Billable Minutes per Customer
Postpaid	258	258	275	275	278	278
Prepaid	55	52	50	47	44	41
Blended	132	128	125	119	109	103
Average Monthly Revenue per Customer
Postpaid	Sk1,825	Sk1,825	Sk1,876	Sk1,876	Sk1,947	Sk1,947
Prepaid	Sk358	Sk340	Sk330	Sk308	Sk295	Sk273
Blended	Sk916	Sk886	Sk845	Sk807	Sk758	Sk715
Mobile Originated Billable SMS
Postpaid	—	—	24	24	25	25
Prepaid	—	—	24	23	23	21
Blended	—	—	24	23	23	22

	1Q02		2Q02		3Q02
	Reported	Updated	Reported	Updated	Reported	Updated
Total Mobile Customers	1,018,733	1,123,048	1,052,006	1,165,263	1,097,077	1,198,577
Number of Prepaid Customers	750,631	854,946	773,687	886,944	810,235	911,735
Net Mobile Customer Additions	76,118	101,753	33,273	42,215	45,071	33,314
Market Share	—	—	41%	43%	40%	43%
Market Penetration	—	—	48%	50%	50%	52%
Average Monthly Churn Rate
Postpaid	1.36%	1.36%	1.42%	1.42%	0.98%	0.98%
Prepaid	2.27%	0.98%	2.13%	1.52%	1.95%	2.15%
Blended	2.04%	1.07%	1.94%	1.50%	1.69%	1.87%
Average Monthly Billable Minutes per Customer
Postpaid	251	251	229	229	220	220
Prepaid	37	32	39	34	40	35
Blended	91	83	89	81	87	79
Average Monthly Revenue per Customer
Postpaid	Sk1,647	Sk1,647	Sk1,640	Sk1,640	Sk1,712	Sk1,712
Prepaid	Sk242	Sk214	Sk247	Sk217	Sk258	Sk226
Blended	Sk599	Sk546	Sk617	Sk559	Sk640	Sk580
Mobile Originated Billable SMS
Postpaid	—	—	33	33	31	31
Prepaid	—	—	22	18	21	18
Blended	—	—	25	22	23	21

	Six months ended June 30, 2001		Six months ended June 30, 2002
	Reported	Updated	Reported	Updated
Total Mobile Customers	664,555	699,424	1,052,006	1,165,263
Number of Prepaid Customers	458,743	493,612	773,687	886,944
Net Mobile Customer Additions	—	192,049	—	143,968

Market Share	—	—	41%	43%
Market Penetration	—	—	48%	50%

Average Monthly Churn Rate
Postpaid	1.56%	1.56%	1.43%	1.43%
Prepaid	1.61%	0.65%	2.21%	1.27%
Blended	1.59%	0.96%	2.01%	1.31%

Average Monthly Billable Minutes per Customer
Postpaid	267	267	239	239
Prepaid	52	49	38	33
Blended	128	123	90	83

Average Monthly Revenue per Customer
Postpaid	Sk1,851	Sk1,851	Sk1,643	Sk1,643
Prepaid	Sk342	Sk322	Sk245	Sk215
Blended	Sk878	Sk843	Sk608	Sk553

Mobile Originated Billable SMS
Postpaid	23	23	32	32
Prepaid	25	23	23	19
Blended	24	23	25	22

	Nine months ended September 30, 2001		Nine months ended September 30, 2002
	Reported	Updated	Reported	Updated
Total Mobile Customers	803,638	858,565	1,097,077	1,198,577
Number of Prepaid Customers	589,498	644,425	810,235	911,735
Net Mobile Customer Additions	—	351,190	—	177,282

Market Share	44%	46%	40%	43%
Market Penetration	33%	34%	50%	52%

Average Monthly Churn Rate
Postpaid	1.52%	1.52%	1.29%	1.29%
Prepaid	1.77%	0.69%	2.12%	1.60%
Blended	1.69%	0.94%	1.91%	1.52%

Average Monthly Billable Minutes per Customer
Postpaid	270	270	232	232
Prepaid	49	45	38	34
Blended	121	115	89	82

Average Monthly Revenue per Customer
Postpaid	Sk1,884	Sk1,884	Sk1,667	Sk1,667
Prepaid	Sk322	Sk301	Sk249	Sk219
Blended	Sk830	Sk792	Sk619	Sk562

Mobile Originated Billable SMS
Postpaid	24	24	32	32
Prepaid	24	22	21	19
Blended	24	23	24	22

	Year ended December 31, 2000		Year ended December 31, 2001
	Reported	Updated	Reported	Updated
Total Mobile Customers	493,032	507,375	942,615	1,021,295
Number of Prepaid Customers	293,442	307,785	708,834	787,514
Net Mobile Customer Additions	225,663	237,921	449,583	513,920

Market Share	44%	45%	44%	46%

Average Monthly Churn Rate
Postpaid	1.80%	1.80%	1.50%	1.50%
Prepaid	1.10%	0.55%	1.80%	0.68%
Blended	1.46%	1.17%	1.71%	0.90%

Average Monthly Billable Minutes per Customer
Postpaid	234	234	276	276
Prepaid	57	54	46	43
Blended	151	148	117	110

Average Monthly Revenue per Customer
Postpaid	Sk1,792	Sk1,792	Sk1,882	Sk1,882
Prepaid	Sk367	Sk353	Sk309	Sk285
Blended	Sk1,121	Sk1,100	Sk789	Sk746

For more information, contact:

Ivan Bošňák	Can Önen
Chief Financial Officer	Investor Relations
+421-2-4955-5114	+1-212-983-1702 x212
bosnaki@eurotel.sk	investor_relations@eurotel.sk

Or consult our web page at: http://www.eurotel.sk

EuroTel (http://www.eurotel.sk) is a leading telecommunications company in the Slovak Republic, offering both mobile telecommunications services and managed data network services. As of December 31, 2002, the Company’s GSM and NMT mobile networks covered approximately 98% of the Slovak Republic’s 5.4 million population. EuroTel is owned 51% by Slovak Telecom (http://www.telecom.sk), a subsidiary of Deutsche Telekom AG (Frankfurt, amtlicher Handel: DTE / NYSE: DT; http://www.telekom.de), and 49% by Atlantic West B.V., a joint venture between subsidiaries of Verizon Communications (NYSE: VZ; http://www.verizon.com) and AT&T Wireless Services, Inc. (NYSE: AWE; http://www.attws.com).

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Listed below are some important factors which could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: material adverse changes in the business environment in Slovakia, such as the devaluation of the Slovak Crown, inflation levels above those in the U.S. and economic downturns; the effect of changes in the regulatory environment in Slovakia; our ability to develop new technologies and recruit and retain qualified personnel; our ability to obtain the financing necessary to pursue business opportunities; and our ability to adapt to rapid technological changes and significant competition. Readers are cautioned not to place undue reliance on the aforementioned forward-looking statements, which speak only as of the date hereof and EuroTel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events

Attached are Selected Consolidated Financial Information and Condensed Consolidated Balance Sheets of EuroTel for the three and twelve months ended December 31, 2002 and 2001, prepared in accordance with International Accounting Standards.

EuroTel Selected Consolidated Financial Information

Comparison of Fourth Quarter 2002 with Fourth Quarter 2001

(in thousands of Slovak Crowns)

	4Q02		4Q01		% Change
Statement of Operations Data

Revenues
Mobile service revenues	2,103,068		1,790,667		17.4%
Mobile equipment and other sales	277,356		361,829		(23.3)%
Managed data network service revenues	127,217		126,433		0.6%

Total revenues	2,507,641		2,278,929		10.0%

Cost of sales and services
Mobile service cost of sales	584,590		476,823		22.6%
Mobile equipment and other cost of sales	550,534		617,774		(10.9)%
Managed data network service cost of sales	31,892		40,310		(20.9)%

Total cost of sales	1,167,016		1,134,907		2.8%

Gross profit	1,340,625	53.5%	1,144,022	50.2%	17.2%
Operating expenses
Advertising, marketing and sales expense	153,964		92,286		66.8%
Depreciation and amortization	603,032		397,148		51.8%
Other operating expenses	363,419		368,110		(1.3)%

Operating profit	220,210		286,478		(23.1)%
Finance costs	(138,073)		(118,915)		16.1%
Taxes	(29,758)		(59,574)		(50.0)%

Net income	52,379		107,989		(51.5)%

EBITDA	823,242		683,626		20.4%
EBITDA margin	32.8%		30.0%		9.3%
SG&A as a % of revenue	20.6%		20.2%		2.0%

EuroTel Selected Consolidated Financial Information

Comparison of Fourth Quarter 2002 with Third Quarter 2002

(in thousands of Slovak Crowns)

	4Q02		3Q02		% Change
Statement of Operations Data

Revenues
Mobile service revenues	2,103,068		2,056,822		2.2%
Mobile equipment and other sales	277,356		183,770		50.9%
Managed data network service revenues	127,217		118,278		7.6%

Total revenues	2,507,641		2,358,870		6.3%

Cost of sales and services
Mobile service cost of sales	584,590		612,491		(4.6)%
Mobile equipment and other cost of sales	550,534		290,463		89.5%
Managed data network service cost of sales	31,892		35,162		(9.3)%

Total cost of sales	1,167,016		938,116		24.4%

Gross profit	1,340,625	53.5%	1,420,754	60.2%	(5.6)%

Operating expenses
Advertising, marketing and sales expense	153,964		109,744		40.3%
Depreciation and amortization	603,032		426,873		41.3%
Other operating expenses	363,419		372,616		(2.5)%

Operating profit	220,210		511,521		(56.9)%
Finance (costs) / income	(138,073)		27,354		(604.8)%
Taxes	(29,758)		(132,674)		(77.6)%

Net income	52,379		406,201		(87.1)%

EBITDA	823,242		938,394		(12.3)%
EBITDA margin	32.8%		39.8%		(17.6)%
SG&A as a % of revenue	20.6%		20.4%		1.0%

EuroTel Selected Consolidated Financial Information

Comparison of Year Ended December 31, 2002

with Year Ended December 31, 2001

(in thousands of Slovak Crowns)

	2002		2001		% Change
Statement of Operations Data

Revenues
Mobile service revenues	7,844,414		6,466,717		21.3%
Mobile equipment and other sales	821,467		1,048,712		(21.7)%
Managed data network service revenues	477,678		473,361		0.9%

Total revenues	9,143,559		7,988,790		14.5%

Cost of sales and services
Mobile service cost of sales	2,236,020		1,679,056		33.2%
Mobile equipment and other cost of sales	1,637,121		1,767,678		(7.4)%
Managed data network service cost of sales	140,115		151,662		(7.6)%

Total cost of sales	4,013,256		3,598,396		11.5%

Gross profit	5,130,303	56.1%	4,390,394	55.0%	16.9%

Operating expenses
Advertising, marketing and sales expense	469,083		418,596		12.1%
Depreciation and amortization	1,825,426		1,486,086		22.8%
Other operating expenses	1,501,827		1,360,054		10.4%

Operating profit	1,333,967		1,125,658		18.5%
Finance costs	(533,704)		(613,734)		(13.0)%
Taxes	(214,688)		(204,780)		4.8%

Net income	585,575		307,144		90.7%

EBITDA	3,159,393		2,611,744		21.0%
EBITDA margin	34.6%		32.7%		5.8%
SG&A as a % of revenue	21.6%		22.3%		(3.1)%

EuroTel Condensed Consolidated Balance Sheet

Comparison of Fourth Quarter 2002 with Fourth Quarter 2001

(in thousands of Slovak Crowns)

	4Q02	4Q01	% Change
ASSETS

Non-current assets
Property and equipment	6,905,996	5,565,548	24.1%
Licenses	493,486	675,350	(26.9)%
UMTS license prepayment	1,510,506	—	—
Deferred expenses and other long term assets	122,938	96,114	27.9%

	9,032,926	6,337,012	42.5%

Current assets
Inventories	297,151	260,769	14.0%
Receivables, prepayments and deferred expenses	1,364,484	1,039,926	31.2%
Current investments	1,676,073	3,671,380	(54.3)%
Cash and cash equivalents	860,203	954,363	(9.9)%

	4,197,911	5,926,438	(29.2)%

Total assets	13,230,837	12,263,450	7.9%

LIABILITIES AND EQUITY

Shareholders’ equity
Share capital	3,734,735	3,734,735	—
Retained earnings and other reserves / (accumulated deficit)	430,435	(148,288)	(390.3)%

	4,165,170	3,586,447	16.1%

Non-current liabilities
Long term notes	6,450,732	6,577,558	(1.9)%
Deferred revenues and other liabilities	120,662	56,629	113.1%
Deferred tax liability	247,369	40,629	508.8%

	6,818,763	6,674,816	2.2%

Current liabilities
Trade, other payables and deferred revenues	2,004,356	1,742,776	15.0%
Accrued interest — long term notes	190,070	197,094	(3.6)%
Provisions	52,478	62,317	(15.8)%

	2,246,904	2,002,187	12.2%

Total liabilities and equity	13,230,837	12,263,450	7.9%

EuroTel Condensed Consolidated Balance Sheet

Comparison of Fourth Quarter 2002 with Third Quarter 2002

(in thousands of Slovak Crowns)

	4Q02	3Q02	% Change
ASSETS

Non-current assets
Property and equipment	6,905,996	6,149,848	12.3%
Licenses	493,486	622,952	(20.8)%
UMTS license prepayment	1,510,506	500,000	202.1%
Deferred expenses and other long term assets	122,938	91,229	34.8%

	9,032,926	7,364,029	22.7%

Current assets
Inventories	297,151	331,009	(10.2)%
Receivables, prepayments and deferred expenses	1,364,484	1,272,237	7.3%
Current investments	1,676,073	2,346,183	(28.6)%
Cash and cash equivalents	860,203	1,446,566	(40.5)%

	4,197,911	5,395,995	(22.2)%

Total assets	13,230,837	12,760,024	3.7%

LIABILITIES AND EQUITY

Shareholders’ equity
Share capital	3,734,735	3,734,735	—
Retained earnings and other reserves	430,435	384,908	11.8%

	4,165,170	4,119,643	1.1%

Non-current liabilities
Long term notes	6,450,732	6,487,013	(0.6)%
Deferred revenues	120,662	85,247	41.5%
Deferred tax	247,369	224,259	10.3%

	6,818,763	6,796,519	0.3%

Current liabilities
Trade, other payables and deferred revenues	2,004,356	1,799,503	11.4%
Accrued interest — long term notes	190,070	2,101	8946.6%
Provisions	52,478	42,258	24.2%

	2,246,904	1,843,862	21.9%

Total liabilities and equity	13,230,837	12,760,024	3.7%

EuroTel Bratislava, a.s.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EUROTEL BRATISLAVA, A.S.

Date: February 27, 2003

By:	/s/ ROBERT CHVÁTAL
Robert Chvátal
Chief Executive Officer

By:	/s/ IVAN BOŠŇÁK
Ivan Bošňák
Chief Financial Officer